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FEB 09 2018

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18000609

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Dove Street
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thornton 626-356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

DM

OATH OR AFFIRMATION

I, Moeez Ansari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compak Securities, Inc., as of December 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Elmer Salvador

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ELMER SALVADOR
Commission # 2067161
Notary Public - California
Orange County
My Comm. Expires May 30, 2018

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 6 day of February, 2018 by Moeez Ansari proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

COMPAK SECURITIES, INC.

Table of Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Compak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compak Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Northridge, California
February 6, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$20,925
Commissions receivable	13,000
Receivable from related party	71,413
Prepaid and other assets	8,124
Total assets	$113,462

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$5,900
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	20,000
Retained earnings	87,562
	107,562
Total liabilities and stockholders' equity	$113,462

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Income

Year Ended December 31, 2017

Revenues	
Commissions	$170,748
Other income	1
Total revenues	170,749
Expenses	
Commissions	59,608
Compensation	24,400
Outside services	32,017
Insurance	30,285
Rent	12,000
Licenses and registrations	11,196
Total expenses	169,506
Income before income taxes	1,243
Income tax provision	-
Net income	$1,243

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2017

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	100	$20,000	$86,319	$106,319
Distributions	-	-	-	-
Net income	-	-	1,243	1,243
Balance, end of year	100	$20,000	$87,562	$107,562

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$1,243
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:	
(Increase) decrease in:	
Commissions receivable	2,069
Loan receivable	(15,000)
Prepaid expenses	2,429
(Decrease) increase in:	
Accounts payable and accrued liabilities	(7,880)
Total adjustments	
Net cash and cash equivalents used in operating activities	(17,139)
Cash flows from financing activities	-0-
Net decrease in cash	(17,139)
Cash and cash equivalents, Beginning of year	38,064
End of year	$20,925
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ -

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and SIPC.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Investments. Investments are stated at market value, based on quoted market prices.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2017 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2017.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company paid approximately $27,000 to Compak Asset Management for the leasing of employees and facilities.

The Company has a non-interest bearing loan receivable of $71,413, due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

3. NET CAPITAL REQUIREMENTS (CONTINUED)

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2017 was 0.34 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company had net capital of $17,425 which was $12,425 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section k(2)(i) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

5. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The Company used income tax carry forwards, that were not reflected in the financial statements to apply the minimum franchise tax of $800 for the year ended December 31, 2017. The Company has remaining prepaid income taxes of $2,295 reflected in other assets on the statement of financial condition.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through the date at which the financial statements were available to be issued, and determined there were no events which took place that would have a material impact on its financial statements.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

COMPAK SECURITIES, INC.

Schedule I
Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

December 31, 2017

Computation of net capital		
Common stock	$ 20,000	
Retained earnings	87,562	
Total stockholders' equity		$ 107,562
Less: Non-allowable assets		
Other receivable	(71,413)	
Prepaid expense	(8,124)	
Receivables, non allowable	(10,600)	
Total non-allowable assets		(90,137)
Net capital before haircuts		17,425
Haircut on CDs	-0-	
Total haircuts and undue concentration		-0-
Net Capital		17,425
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 393	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 12,425
Aggregate indebtedness		$ 5,900
Ratio of aggregate indebtedness to net capital		0.34 : 1
		0.34 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See report of independent registered public accounting firm

COMPAK SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2017; and a reconciliation to that calculation is not included herein.

See report of independent registered public accounting firm

COMPAK SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See report of independent registered public accounting firm

Compak Securities Inc
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Compak Securities Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Compak Securities Inc claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Compak Securities Inc stated that Compak Securities Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Compak Securities Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compak Securities Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 6, 2018

COMPAK SECURITIES, INC.

MEMBER FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Compak Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

(***Insert Name of Company***)

By:

Moeez Ansari, President

2/6/2018

(Date)

COMPAK SECURITIES, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2017